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Filed by Schuler Homes, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
Commission File Number: 0-32461
Subject Company: Schuler Homes, Inc.

On October 23, 2001, James K. Schuler, Co-Chairman, President and Chief Executive Officer of Schuler Homes, Inc. and Eugene Rosenfeld, Co-Chairman of Schuler Homes, Inc. issued the following memorandum to the employees of Schuler Homes:

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To:  All Schuler Homes Employees

From:  Jim Schuler and Gene Rosenfeld

We are pleased to announce an exciting event - the merger of our Company with D.R. Horton, Inc. (NYSE: DHI), the fifth largest homebuilder in the United States. The combined companies will become the second largest homebuilder in the United States, based on homes closed in the last twelve months. D.R. Horton, a New York Stock Exchange company has operations in 22 states and 38 markets throughout the United States.

Their origins are similar to ours. The Company was founded in Dallas, Texas in 1978 by Don Horton, and became a public company in April 1992 (one month after Schuler Homes). D.R. Horton grew through acquisitions and start ups in new markets and delivered over 21,000 new homes in its most recent fiscal year (September 2001).

Jim Schuler will remain the President of the Schuler Homes region which will continue to operate as a separate company within the D.R. Horton group of companies, and will become a member of the board of D.R. Horton. We will continue building under the names that have made us recognized leaders in our local markets: Schuler Homes, Western Pacific Housing, Melody Homes, and Stafford Homes. Craig Manchester will continue as Chief Operating Officer. Gene Rosenfeld will be available to ensure a smooth transition and continue to provide strategic guidance for the merged company.

We are excited about this merger and want to emphasize it offers a tremendous opportunity for our Company and shareholders. We look forward to joining forces with D.R. Horton to create one of the largest and most successful premier home building companies in the country.

The attached press release was distributed to the business community this morning and we encourage you to read it and visit D.R. Horton's website at www.drhorton.com for more information.

Please accept our sincerest thanks for all your past outstanding efforts and your continued future commitment to the merged company

D.R. HORTON, INC. AND SCHULER HOMES, INC. ANNOUNCE $1.2 BILLION MERGER

    ARLINGTON, TEXAS and EL SEGUNDO, CALIFORNIA (October 23, 2001)—D.R. Horton, Inc. (NYSE: DHI) and Schuler Homes, Inc. (NASDAQ: SHLR) today announced that they have signed a definitive agreement under which Schuler Homes will merge into D.R. Horton through a cash and stock transaction valued at approximately $1.2 billion, including the assumption of debt. The combination of D.R. Horton and Schuler Homes will create an industry giant. D.R. Horton and Schuler Homes, pro forma for its combination with Western Pacific Housing, delivered 26,625 homes and had $6.0 billion in revenues for the latest 12-months ("LTM") ended September 30, 2001. The combined company will become the second largest homebuilder in the U.S. based on LTM homes closed and will have the largest sales backlog in the industry.

    The stock component of the transaction will be based on the 15-day average of D.R. Horton's closing stock price for the period ending three days prior to Schuler Homes' stockholder meeting, subject to a collar arrangement that may limit the increase or decrease in the value of the stock consideration. If the average price were equal to D.R. Horton's closing price of $21.10 on October 22, 2001, the transaction would have an equity value of approximately $653 million in cash and stock. At this price, D.R. Horton would pay Schuler Homes $4.09 in cash and 0.570 D.R. Horton shares for each outstanding share of Schuler Homes for a total consideration of $16.12 per share, a 34% premium based on yesterday's closing price of $12.00 for the Schuler Homes shares. Additionally, D.R. Horton will assume approximately $552 million of Schuler Homes' outstanding net debt.

    Donald R. Horton, Chairman of the Board of D.R. Horton, said: "We are very excited about the expansion of our operations through the merger with Schuler Homes. Schuler Homes has a great reputation, a superb management team led by Jim Schuler, and some of the highest profit margins in the homebuilding industry. This transaction strengthens our current market position while expanding our geographic presence and product offerings in key Western markets. On a combined basis, we will become the largest homebuilder in Southern California and the second largest in the State of California. In addition, the combined companies will be ranked first in market share in nine markets, and will be ranked in the top five in an additional 20 markets. Given our history of successfully integrating acquisitions, we expect the combination of the two companies to proceed smoothly."

Cost Savings and Earnings Enhancements

    The transaction will be accounted for as a purchase and is expected to be immediately accretive to earnings irrespective of any cost savings or operating efficiencies. The combined companies expect to realize significant cost savings and earnings enhancements, at both the national and local market level, through:

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  Reducing cost of goods sold as a result of increased volume and purchasing power.

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  Leveraging corporate overhead and eliminating redundant costs associated with maintaining two public companies.

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  Expanding mortgage and title services in new and existing markets due to increased home sales volumes.

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  Expanding product offerings to maximize inventory turns in common markets.

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  Reducing Schuler Homes' borrowing costs, due to D.R. Horton's lower cost of capital.

    D.R. Horton estimates that the annual cost savings and earnings enhancements resulting from this transaction could be from $30 to $40 million.

    James K. Schuler, Co-Chairman, President and Chief Executive Officer of Schuler Homes, and Eugene S. Rosenfeld, Co-Chairman of Schuler Homes, jointly added: "D.R. Horton is an ideal merger partner for Schuler Homes. Our companies share a common commitment to providing the highest standard of quality homes and services to our buyers. The merger offers significant potential by combining the strengths and attributes of two premier companies with the same core values and proven track records of profitability. The combination also allows us to participate in a more diversified company and provide our employees with enhanced opportunities. Additionally, we expect the transaction to be beneficial to Schuler Homes' shareholders as D.R. Horton enjoys significantly greater liquidity and superior access to the capital markets which should result in a lower cost of financing."

Description of Collar and Cash Election Mechanism

    The merger is structured to qualify as a reorganization for federal income tax purposes, which is tax-free as to the stock received. Schuler Homes' shareholders will be entitled to receive $4.09 in cash plus a fraction of a share of D.R. Horton common stock equal to an exchange ratio. If D.R. Horton's average stock price is greater than or equal to $19.50 and less than or equal to $23.50, the exchange ratio will be 0.570. If D.R. Horton's average stock price is less than $19.50 and greater than $17.50, the exchange ratio will equal the quotient obtained by dividing $11.115 by D.R. Horton's average stock price. If D.R. Horton's average stock price is greater than $23.50 and less than $27.51, the exchange ratio will equal the quotient obtained by dividing $13.395 by D.R. Horton's average stock price. If D.R. Horton's average stock price is less than or equal to $17.50, the exchange ratio will be 0.635. If D.R. Horton's average stock price is greater than or equal to $27.51, the exchange ratio will be 0.487.

    Under the terms of the transaction, each Schuler Homes shareholder shall have the right to elect to receive the combination of cash and stock described above, or all cash or all stock. However, all cash and all stock elections will be subject to proration in order to limit the total amount of cash consideration to be paid by D.R. Horton to an aggregate of $4.09 multiplied by total Schuler Homes shares outstanding.

Financing

    Mr. Horton added: "This transaction was structured to maintain a conservative balance sheet with significant borrowing capacity. Pro forma for the transaction, our balance sheet will remain strong with debt to total capitalization at 57%. This level is consistent with our long-term goal of keeping our leverage below 60% of total capital. The cash portion of the purchase price and the indebtedness that may need to be refinanced as a result of the transaction can be funded through existing cash which totaled $232 million at September 30, 2001, and the existing availability under our revolving line of credit, which totaled $775 million at September 30, 2001."

Approvals and Timing

    The transaction is conditioned upon the approvals of both D.R. Horton shareholders and Schuler Homes shareholders, including separate class votes by the Class A and Class B common shareholders of Schuler Homes, as well as other customary closing conditions. The companies anticipate that the transaction should be completed within three months.

    Mr. Schuler and WPH-Schuler LLC have agreed to vote approximately 46.9% of the voting power of the outstanding Schuler Homes shares, representing 24% of the Class A common stock and 100% of the Class B common stock, in favor of the transaction. Donald R. Horton and Terrill J. Horton, as trustee for family members of Mr. Donald R. Horton, have agreed to vote all of their respective D.R. Horton shares, currently representing 16% of the outstanding D.R. Horton shares, in favor of the transaction.

    Upon the completion of the transaction, Mr. Schuler will be added to the Board of Directors of D.R. Horton. Mr. Schuler will become President of the Schuler Homes Region of D.R. Horton and become a Senior Vice President of D.R. Horton. Mr. Rosenfeld will serve as a consultant to the combined companies.

    Banc of America Securities LLC acted as financial advisor to D.R. Horton in the transaction. UBS Warburg LLC acted as financial advisor to Schuler Homes.

Conference Call

    D.R. Horton and Schuler Homes senior management will host a joint conference call to discuss the transaction at 2:00 pm Central Time, October 23, 2001. The phone number is (800) 374-9096. The call will be simultaneously webcast on www.drhorton.com and www.schulerhomes.com.

    D.R. Horton and Schuler Homes will file a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Investors are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the joint proxy statement/prospectus and other relevant documents, including annual reports on Form 10-K and quarterly reports on Form 10-Q, free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by D.R. Horton free of charge by requesting them in writing from Investor Relations, D.R. Horton, Inc., 1901 Ascension Blvd., Suite 100, Arlington, Texas 76006, or by telephone at (817) 856-8200. You may obtain documents filed with the SEC by Schuler Homes free of charge by requesting them in writing from Investor Relations, Schuler Homes, Inc., 400 Continental Blvd., Suite 100, El Segundo, California 90245, or by telephone at (310) 648-7200.

    D.R. Horton and Schuler Homes, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of D.R. Horton and Schuler Homes in connection with the merger. Information about the interests of directors and executive officers of D.R. Horton is set forth in the proxy statement for D.R. Horton's 2001 Annual Meeting of Stockholders. Information about the interests of directors and executive officers of Schuler Homes is set forth in the proxy statement for Schuler Homes' 2001 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/ prospectus when it becomes available.

About D.R. Horton

    Founded in 1978, D.R. Horton, Inc. is engaged in the construction and sale of high quality homes designed principally for the entry-level and first time move-up markets. The Company currently builds and sells homes under the D.R. Horton, Arappco, Cambridge, Continental, Dietz-Crane, Dobson, Emerald, Mareli, Milburn, Regency, SGS Communities, Torrey and Trimark names in 20 states and 38 markets, with a geographic presence in the Midwest, Mid-Atlantic, Southeast, Southwest and Western regions of the United States. The Company also provides mortgage financing and title services for homebuyers through its subsidiaries CH Mortgage, DRH Title Company, Principal Title, Travis Title Company, Metro Title Company, Century Title Company and Custom Title Company

About Schuler Homes

    Schuler Homes designs, builds and markets single-family residences, townhomes, and condominiums primarily to entry-level, first-time and, to a lesser extent, second-time move-up buyers in western suburban markets. The company is one of the top fifteen homebuilders in the country and is among the top five homebuilders in California, Colorado, Hawaii, Washington and Oregon with a growing presence in Arizona.

Forward Looking Language

    Portions of this document may constitute "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Although D.R. Horton and Schuler Homes believe any such statements are based on reasonable assumptions, there is no assurance that actual outcomes will not be materially different. All forward-looking statements are based upon information available to D.R. Horton and Schuler Homes on the date this release was issued. Neither D.R. Horton nor Schuler Homes undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Factors that may cause the actual results to be materially different from the future results expressed by the forward-looking statements include, but are not limited to: changes in general economic, real estate and business conditions; changes in interest rates and the availability of mortgage financing; governmental regulations and environmental matters; the combined companies' substantial leverage; competitive conditions within the industry; the availability of capital and the combined companies' ability to integrate their operations, successfully effect the cost savings, operating efficiencies and revenue enhancements that are believed available and otherwise to successfully effect their other growth strategies. Additional information about issues that could lead to material changes in performance is contained in D.R. Horton's and Schuler Homes' annual reports on Form 10-K and most recent quarterly reports on Form 10-Q, which are filed with the SEC.

WEBSITE ADDRESSES:	http://www.drhorton.com http://www.schulerhomes.com

For further information, please contact:
Sam Fuller, CFO
Stacey H. Dwyer, EVP
1901 Ascension Blvd., Suite 100, Arlington, TX 76006
817-856-8200

Source:  D.R. Horton, Inc. and Schuler Homes, Inc.

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D.R. HORTON, INC. AND SCHULER HOMES, INC. ANNOUNCE $1.2 BILLION MERGER